[Letterhead of Hovde Group, LLC]

August 20, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor

Re:	Jacksonville Bancorp, Inc. – Registration Statement on Form S-1
(File No. 333-188146)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Jacksonville Bancorp, Inc. for the acceleration of effectiveness of the above-captioned registration statement, including all amendments thereto, at 10:00 a.m. Eastern Time on August 21, 2013, or as soon thereafter as practicable.

Please also be advised that, by letter dated August 14, 2013, the Corporate Finance Department of the Financial Industry Regulatory Authority, Inc. notified us that it has reviewed the above-captioned proposed offering and that it has determined to raise no objection with respect to the fairness and reasonableness of the terms and arrangements of the offering.

Sincerely,

Hovde Group, LLC

By:	/s/ David Magli
Its:	General Counsel & COO